FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Clarifications about CVM/B3 inquiries

Companhia Brasileira de Distribuição (“GPA” or “Company”), in compliance with Official Letter No. 313/2024/CVM/SEP/GEA-2, dated December 16, 2024 (“Official Letter”), hereby presents the clarifications requested by the Brazilian Securities and Exchange Commission (“CVM”) regarding the news published on the portal InfoMoney in the world wide web on December 16, 2024, under the title “GPA(PCAR3) soars more than 20% after Tanure takes a position in the retailer”(“News”).

For better understanding and in line with the guidelines contained in the Official Letter, its content is transcribed below:

Official Letter No. 313/2024/CVM/SEP/GEA-2

Rio de Janeiro, December 16, 2024.

To Mr.

Rafael Sirotsky Russowsky

Investor Relations Officer at

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Tel.: (11) 3886-0024

E-mail: gpa.ri@gpabr.com

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for Clarification – News published in the media

Mr. Officer,

1.     We refer to the Notice to the Market of the type “Acquisition/Disposal of Relevant Equity Interest” and subtype “Declaration of Acquisition of relevant Equity Interest” published through Empresas.NET system on 12/16/2024 at 8:04 a.m., and to the news published in the news portal in the world wide web on 12/16/2024, under the title “GPA(PCAR3) soars more than 20% after Tanure takes a position in the retailer”, with the following content:

GPA(PCAR3) soars more than 20% after Tanure takes a position in the retailer

Tanure has reached an agreement to acquire the Dia supermarket chain and has initiated consultations with Cade regarding the possibility of merging it with rival GPA

Felipe Moreira

12/16/2024 11:57 AM

After rising 4.87% last Friday (13), shares of the retailer GPA (PCAR3), which controls the Pão de Açúcar banner, surged again this Monday (16). The movement comes amid reports that Brazilian businessman Nelson Tanure has acquired a 9% stake in the Company, while awaiting approval for the purchase of the Dia supermarkets chain, currently controlled by the investment fund Lyra II.

According to a source consulted by Bloomberg, Tanure has reached an agreement to acquire the Dia Supermarket chain and has started consultations with Cade (Administrative Council for Economic Defense) regarding the possibility of merging it with rival Pão de Açúcar.

At 11:57 AM, the retailer’s stock was up 21.52%, trading at R$ 2.88.

If Cade gives initial approval, Tanure may formalize the merger request between the Companies in the first quarter of 2025. The source requested anonymity for discussing private information.

Cade stated that, so far, no formal notification regarding the deal has been published.

GPA operates around 700 stores, while the Dia chain has over 200 points of sale. On Thursday, the newspaper Valor Econômico was the first to report Tanure’s interest in merging the two companies.

2.     Regarding the News content, particularly the highlighted excerpts, we request your statement on the veracity of the information provided in the news article, and, if so, we also request additional clarifications on the matter, including an assessment of any potential adverse impacts resulting from the boycott, as well as an explanation of the reasons why the matter was not considered a Material Fact under CVM Resolution No. 44/21.

3.     Such statement must include a copy of this Official Letter and be sent through the Empresas.NET system, category “Notice to the Market”, type “Clarifications on CVM/B3 inquiries”. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21.

4.     Pursuant to article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5.     We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether they are aware of information that must be disclosed to the market.

6.     Pursuant to article 6, sole paragraph, of CVM Resolution No. 44/21, the controlling shareholders or directors of publicly-held companies have the duty of immediate disclosing material act or facts pending disclosure to the Investor Relations Director, in the event that such information escapes to the market or if there is an atypical fluctuation in the quotation, price or traded quantity of the securities issued by the publicly-held company or referenced to them. Therefore, if relevant information is leaked (through a press vehicle, for example), a Material Fact must be disclosed, regardless of whether or not the information originates from statements by Company representatives.

7.     As guided by Circular/Annual letter-2024-CVM/SEP, “the CVM has understood that, in the event of a leak of information or atypical fluctuations in the Company’s securities, the Material Fact must be immediately disclosed, even if the information relates to ongoing negotiations (not yet concluded), initial discussions, feasibility studies, or even a mere intention to carry out the transaction (see the judgment in CVM Proceeding No. RJ2006/5928 and PAS CVM No. 24/05)" (emphasis added).

8.     We also highlight that article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, executive directors, members of the board of directors, of the fiscal council or any other organ with technical or advisory functions, created by statutory provision, and employees of the company, keep confidential information relating to a material act or fact to which they have privileged access due to the position or position they occupy until it is disclosed to the market. In addition, they must ensure that its subordinates and third parties they trust also do so, responding jointly with them in the event of any non-compliance.

9.     By order of the Superintendency of Business Relations, we alert that it will be up to this administrative authority, in the use of its legal powers and, based on item II, of art. 9th, of Law No. 6,385/76, and in article 7, combined with article 8, of CVM Resolution No. 47/21, to determine the application of a compensatory fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until December 17th, 2024.

Sincerely.

In this regard, the Company clarifies that, on the morning of December 16, 2024, it disclosed, pursuant to article 12 of CVM Resolution No. 44, correspondence sent by Reag Trust Administradora de Recursos Ltda. (“Reag”), communicating the acquisition of a relevant shareholding by investment funds under its management. However, the Company – nor its management – has any information regarding the matters addressed in the News, for which reason the disclosure of Material Fact was not required.

Additionally, regarding the request for “an assessment of any potential adverse impacts resulting from the boycott”, the Company believes this to be a misunderstanding in the Official Letter, as the News makes no mention of any boycott related to GPA.

Having provided these clarifications, the Company informs that it also requested Reag to comment on the accuracy of the information referenced in the News, and received the following response:

“In response to the request made […], REAG informs that, due to the confidentiality obligations to which asset managers and financial institutions are subject, REAG is unable to provide information regarding the investors in its funds. These obligations are supported by the fiduciary duty outlined in CVM Resolution 21 and in Complementary Law 105/2001.”

In light of this response, the Company then requested that Reag: (i) confirm that all vehicles mentioned in its communication regarding the relevant shareholding are subject to Reag's discretionary management, with no exclusive investment funds or any vehicles in which their respective investor(s) have influence over management; (ii) provide comments on the other matters addressed in the News that it may be aware of; and (iii) in accordance with article 12 of CVM Resolution No. 44 and the information included in its communication regarding the relevant shareholding, clarify the “objective of the shareholding and the targeted quantity”, as required by the regulation. The Company has not received a response to this request by the time of this disclosure.

Having provided the necessary clarifications, the Company remains at disposal to provide any additional information that may be required.

São Paulo, December 17, 2024.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 17, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.